UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

TELEMETRIX INC.
(Name of Issuer)

Common
(Title of Class of Securities)

87944M 10 7
(CUSIP Number)

11/27/2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person‘;s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

SCHEDULE 13G

CUSIP No. 87944M 10 7

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Nyssen LP Not a US Taxpayer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] Not applicable.

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION UK

5.	SOLE VOTING POWER
NUMBER OF	47,000,000

SHARES
BENEFICIALLY
OWNED
6.	SHARED VOTING POWER
BY
EACH	47,000,000

7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	47,000,000

8.	SHARED DISPOSITIVE POWER
47,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.0%

12.	TYPE OF REPORTING PERSON CO

Page 2 of 5 pages

SCHEDULE 13G

CUSIP No. 87944M 10 7

Item 1.

(a)	Name of Issuer:
TELEMETRIX INC.

(b)	Address of Issuer‘s Principal Executive Offices:
6650 Gunpark Drive Boulder, CO 80301

Item 2.

(a)	Name of Person Filing:
TELEMETRIX INC.

(b)	Address of Principal Business Office, or if None, Residence:
6650 Gunpark Drive Boulder, CO 80301

(c)	Citizenship:
US Corporation

(d)	Title of Class of Securities:
Common

(e)	CUSIP Number:
001083

Item 3. If this Statement is filed pursuant to Section 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) { ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

SCHEDULE 13G

CUSIP No. 87944M 10 7

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 47,000,000

(b)	Percent of class: 26.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 47,000,000,

(ii)	Shared power to vote or to direct the vote 47,000,000,

(iii)	Sole power to dispose or to direct the disposition of 47,000,000,

(iv)	Shared power to dispose or to direct the disposition of 47,000,000.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following  [   ].

     Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not Applicable

Item 8. Identification and Classification of Members of the Group.

     Not Applicable

Item 9. Notice of Dissolution of Group.

     Not Applicable

Page 4 of 5 pages

Item 10. Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

(b)	The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2006

/s/ William Becker William Becker, CEO

Page 5 of 5 pages